FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated April 22, 2011

Magyar Telekom Plc.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Investor Release		Magyar Telekom

IR contacts:	Position:	Telephone:	E-mail address:
Szabolcs Czenthe	Director, Capital markets and acquisitions	+36-1-458-0437	czenthe.szabolcs@telekom.hu
Krisztina Förhécz	Head of Investor Relations	+36-1-457-6029	forhecz.krisztina@telekom.hu
Linda László	IR manager	+36-1-457-6084	laszlo.linda@telekom.hu
Márton Szot	IR manager	+36-1-458-0453	szot.marton@telekom.hu

Announcement of Magyar Telekom Plc. regarding dividend payment for business year 2010

Budapest — April 22, 2011 — Magyar Telekom (Reuters: MTEL.BU and Bloomberg: MTELEKOM HB), the leading Hungarian telecommunications service provider today announced that, in accordance with the resolution of Magyar Telekom Plc.’s Annual General Meeting held on April 12, 2011, the company will pay its shareholders HUF 50 gross dividend per ordinary Magyar Telekom share (ISIN number: HU0000073507) for the business year 2010. Dividend payment will start on May 12, 2011.

The record date related to the dividend payment is May 5, 2011. Shareholders who hold Magyar Telekom shares in their securities accounts on that day — May 5, 2011 - will receive a dividend. The last day when shares can be bought on the Budapest Stock Exchange that will be entitled to the dividend paid for the 2010 business year is May 2, 2011. In line with the lapse period specified in the Civil Code the dividend for 2010 can be collected for a further 5 years, starting from the first day of the dividend payment (i.e. not later than May 12, 2016).

The dividend will be transferred to shareholders’ accounts - attached to securities accounts at the account-keepers, or to another bank account specified by the shareholder to its account keeper - from May 12, 2011. The dividend can only be transferred if the account keeper sends all information in the specified form to the Central Depository and Clearing House (KELER Ltd.), acting as agent in the dividend payment of Magyar Telekom Plc.. Neither Magyar Telekom Plc. nor KELER Ltd. is not responsible for any payment delay resulting from insufficient or incomplete information provided by account keepers or resulting from the time required for data processing. We would like to take this opportunity to remind our shareholders to contact their account keeper and check that they have all the information necessary for tax settlementand draw their attention to submit their data in course of the recording process. If missing or corrected data is sent to KELER at a later date, then Magyar Telekom will transfer the dividend through KELER by the 5th working day of the following month.

In case of individuals

In case of individuals, Magyar Telekom Plc. will, through its agent (KELER Ltd.), transfer the dividend minus the deducted personal income tax to the account-keeper’s bank account, or to another bank account specified by the shareholder to its account keeper. In case of domestic private individuals, the following data is required for dividend payment: name, birth name, date and place of birth, mother’s birth name, nationality, tax ID, sex and address of the shareholder. In case of foreign private individuals, the following data is required for dividend payment: name, birth name, date and place of birth, mother’s birth name, passport number or tax ID issued by the Hungarian tax authority, sex, nationality, permanent address of the shareholder and address (place of residence) in Hungary, if the shareholder has any. Dividends paid for business year 2010 are subject to a personal income tax of 16%.

If a foreign domiciled individual shareholder intends to receive its dividend through application of a preferred tax rate in accordance with inter-state treaties on avoidance of double taxation, such legal entity is obliged to submit to the Share Register Department of KELER Ltd. (1075 Budapest, Asbóth u. 9-11.) not later than May 6, 2011 all the documents specified in Annex 4 to the several times modified Act XCII of 2003 on Tax Procedures (“Tax Procedures Act”). We remind account-keepers that we can only accept certificates of residency issued by foreign tax authorities regarding the tax year 2011; a copy of the document translated into Hungarian, by a specialist translator will be acceptable. If a certificate of beneficial ownership is also required by the treaty on avoidance of double taxation, this certificate can also be translated by a specialist translator. The certificate of beneficial ownership can also be issued in Hungarian. If neither certificate of residency nor a notice that documents will be presented later arrives at KELER by May 6, 2011, the dividend will be transferred after deducting 16% tax. If a foreign domiciled individual shareholder has the documents specified in Annex 4 to the several times modified

Tax Procedures Act and there is an inter-state treaty on avoidance of double taxation based on which a preferential tax rate can be used, but the legal entity fails to submit the documents to KELER Ltd. by May 6 30, 2011 and therefore receives dividend after deducting 16% tax, he may apply, in accordance with Section 5 of Annex 4 to the Tax Procedures Act, to the Significant Taxpayers’ Office (‘Kiemelt Adózók Igazgatósága’) of the Hungarian Tax and Financial Control Administration (‘APEH’) and claim back the difference between the preferential tax rate and 16% by reference to the certificate issued by Magyar Telekom Plc. on the amount of dividend and tax deducted.

In case of shares held on long term investment account („Tartós Befektetési Számla”)

In case of shares held by domestic and foreign individuals on long term investment account, no tax will be deducted from the dividends (pursuant to Article 67/B (6) of Szja. (Act on Personal Income Tax) and Annex 4 to the Tax Procedures Act). Account-keepers are required to indicate to KELER Ltd., acting as agent in the dividend payment of Magyar Telekom Plc., that shares held on long term investment account parallel with claiming the dividend, otherwise the dividends will be paid after deducting a personal income tax of 16%.

Magyar Telekom will issue a certificate stating the tax and rates deducted and will send this to its shareholders no later than January 31, 2012.

In case of legal entities

In case of legal entities, Magyar Telekom Plc. will, through its agent (KELER Ltd.), based on the specified data (in the case of Hungarian domiciled legal entities: company name, registered office, tax ID number; in the case of foreign domiciled legal entities: company name, registered office), transfer the dividends to the bank account specified by the shareholder’s  account keeper. In case of legal entities, no tax will be deducted from the dividends.

In case of nominees

The dividend will be paid to nominees, as defined in the Capital Markets Act CXX of 2001, on the basis of and in accordance with the “Nominee Declaration” submitted to KELER Ltd. not later than May 6, 2011. Nominees who fail to submit the above declaration to KELER Ltd. by the above date will receive their dividends only at a later date, after submitting the declaration.

Pursuant to Section 9 of Annex 4 to the Tax Procedures Act, the nominee shall declare in a duly signed document issued by the last day of the calendar year when the payment is made, in Hungarian or Hungarian and English language, the name, permanent residence, registered offices, date and place of birth and nationality of the foreign persons to whom the dividend is (to be) paid and the amount of dividend (to be) paid to them in HUF. We would like to remind nominees to issue and submit this declaration to KELER Ltd.  as soon as possible following the dividend payment, as the paying entity can issue the tax certificate and perform its data supply obligation only based on the declaration.

Dividend payment for previous years

Magyar Telekom Plc. paid HUF 73 gross dividend for the business year 2005, HUF 70 gross dividend for the business year 2006, HUF 74 gross dividend for the business year 2007, HUF 74 gross dividend for the business year 2008 and HUF 74 gross dividend for the business year 2009.

Payment of uncollected dividends from prior years can be requested in the same way and subject to the above conditions, simultaneously with the dividend for 2010.

Dividends paid for 2005 and following business years for private individuals are subject to 16% personal income tax.

In case of legal entities, no tax will be deducted from the dividends for prior years.

Please call Magyar Telekom’s toll free number +36 80 38 38 38 or contact the office of KELER Ltd. (1075 Budapest, Asbóth u. 9-11) if you have questions on any aspect of the dividend payment.

This investor news contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2010 filed with the U.S. Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magyar Telekom Plc.
(Registrant)

By:
Szabolcs Czenthe
Director
Capital Markets and Acquisitions

Date: April 22, 2011